Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103-7018

Telephone 215.564.8000

Fax 215.564.8120

www.stradley.com

JCorriero@stradley.com

215.564.8528

November 15, 2017

Via EDGAR Transmission

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETFis Series Trust I (the “Trust”)
File Nos. 333-187668 and 811-22819

Dear Ms. Dubey:

I am writing in response to comments you provided to me during a telephone conversation on August 23, 2017, to Post-Effective Amendment No. 114, Amendment No. 115, to the Trust’s Registration Statement, which was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on July 12, 2017, to register shares of the Virtus InfraCap U.S. Preferred Stock ETF series of the Trust (the “Fund”). We will respond in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act prior to the Fund’s effectiveness. I have reproduced your comments with respect to the Fund below, followed by our responses.

Prospectus

1.	Because the name of the Fund includes “Preferred Stock,” we would ask that the Fund’s 80% policy refer to “preferred stock” instead of “preferred securities.”

RESPONSE: The Fund’s 80% policy will be revised as requested.

2.	Please specify in the Fund’s 80% policy whether assets are based on total or net assets, plus any borrowings for investment purposes.

RESPONSE: The Trust confirms that the Fund’s 80% policy will be revised to refer to net assets, plus the amount of any borrowings for investment purposes.

3.	The Fund’s 80% policy provides that “[u]nder normal market conditions, the Fund will invest not less than 80% of its assets in preferred securities listed on U.S. exchanges.” Being listed on a U.S. exchange is not enough to show a company is tied economically to the U.S. Please describe the other criteria used.

RESPONSE: The following disclosure will be added to the “Principal Investment Strategy” section of the Fund’s prospectus:

The Fund considers an issuer of preferred stock to be in the U.S. if: (i) it is organized under the laws of, or maintains a principal place of business in, the U.S.; (ii) the principal trading market for its securities is in the U.S.; or (iii) during its most recent fiscal year, it derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the U.S., or has at least 50% of its assets in the U.S.

4.	The “Principal Investment Strategy” section of the Fund’s prospectus provides that “[t]he Fund is also authorized to borrow from banks for investment purposes.” Will the Fund only borrow for investment purposes or are there other reasons for which the Fund will borrow as part of its principal investment strategies? If so, please state those other purposes.

RESPONSE: The Trust confirms that the Fund will only borrow for investment purposes as part of its principal investment strategies.

5.	The Item 9 section of the Fund’s prospectus provides that “the Fund has flexibility to invest in … real estate investment trusts (“REITs”), master limited partnerships (“MLPs”), exchange-traded products (“ETPs”), common stock and cash or cash equivalents.” Consider whether any of REITs, MLPs, ETPs, common stock and cash/cash equivalents should be listed in the “Principal Investment Strategy” section of the Fund’s prospectus.

RESPONSE: The Trust confirms that none of the foregoing investments will be used by the Fund as part of its principal investment strategies.

STATEMENT OF ADDITIONAL INFORMATION

6.	Please confirm supplementally that derivatives counted towards the Fund’s 80% policy are valued based on market value and not notional value.

RESPONSE: The Trust confirms supplementally that the Fund uses the daily mark-to-market value of its derivatives instruments when calculating the percentage of its net assets represented by derivatives that are counted towards its 80% policy.

7.	Please explain how is it appropriate for independent trustees to be paid by the Sub-Adviser instead of the Fund.

RESPONSE: The Trust is obligated to pay the fees and expenses of the independent trustees. As a result of the Fund’s unified fee arrangement with Virtus ETF Advisers LLC (the “Adviser”), the Adviser has assumed the obligation to pay all of the ordinary operating expenses of the Fund, except for certain excluded expenses. The Adviser has delegated this payment obligation to the Fund’s Sub-Adviser. Fee payments to the independent trustees are ordinary operating expenses of the Fund. Therefore, the Sub-Adviser pays these fees on behalf of the Fund.

8.	Under “Management Services – Portfolio Managers,” please note that the portfolio managers are “jointly” and primarily responsible for the day-to-day management of the Fund’s portfolio.

RESPONSE: The Trust’s confirms that the relevant disclosure will be revised to specify “jointly.”

9.	Under “Management Services – Portfolio Managers – Other Accounts,” the line item for other investment companies is missing. Confirm that the portfolio managers do not manage any other investment company accounts.

RESPONSE: The Trust confirms that the requested line item will be added to the “Other Accounts” table.

10.	The Fund’s Statement of Additional Information (“SAI”) provides that “non-public portfolio holdings information and other information regarding the investment activities of the Fund may also be disclosed to rating and ranking organizations for use in connection with their rating or ranking of the Fund.” Please identify those organizations pursuant to Item 16(f)(2).

RESPONSE: The referenced sentence is not applicable, and will therefore be removed from the SAI, because the Fund’s portfolio holdings are required to be fully transparent (i.e., disclosed on the Fund’s website on each business day before the commencement of trading) pursuant to the exemptive relief on which the Fund will rely to operate as an actively managed ETF.

11.	For creation unit orders placed outside of the clearing process, please confirm the order cut-off time.

RESPONSE: All orders for creation units must be received by 3:00 p.m., Eastern time, and orders are not accepted between 3:00 p.m. and 4:00 p.m., Eastern time. The Fund’s SAI will be revised as necessary. In addition, while Authorized Participants (“APs”) have the option of submitting their orders for Creation Units for international funds, such as the Fund, outside the clearing process on the day before the trade date (i.e., T-1), it is not required.

12.	Please confirm that: (i) APs are receiving basket and portfolio holdings information sufficiently in advance of the cut-off time for the AP to be able to consider the information when placing an order; and (ii) APs are receiving basket and portfolio holdings information at the same time the information is being made publicly available (either through a website or otherwise).

RESPONSE: (i) The Trust confirms that APs are receiving basket and portfolio holdings information sufficiently in advance of the cut-off time for the AP to be able to consider the information when placing an order; and (ii) APs receive basket and portfolio holdings information at the same time the information is made publicly available.

13.	The Fund’s SAI provides that “Creation Units may be created in advance of receipt by the Trust of all or a portion of the applicable Deposit Securities as described below…. The order will be deemed to be received on the Business Day on which the order is placed, provided that the order is placed in proper form prior to 3:00 p.m., Eastern time, on such date and federal funds in the appropriate amount are deposited with the Trust by 11:00 a.m., Eastern time, the following Business Day.” Similarly, the Fund’s SAI provides that “[a]n order to redeem Creation Units using the Clearing Process is deemed received on the Transmittal Date if (i) such order is received by the Trust not later than 3:00 p.m., Eastern time, on such Transmittal Date...,” and “[a]n order to redeem Creation Units outside the Clearing Process is deemed received by the Trust on the Transmittal Date if (i) such order is received by the Trust not later than 3:00 p.m., Eastern time, if transmitted by mail, or by

2:00 p.m. Eastern time, if transmitted by other means, on such Transmittal Date….” In each instance, please justify the need for an order cut-off time that is earlier than the close of trading, and confirm APs are getting the basket and portfolio holdings information enough in advance of the cut-off time so that they can make an informed decision.

RESPONSE: As noted in response to comment 11 above, all purchase and redemption orders must be received by 3:00 p.m., Eastern time. The Trust requires a 3:00 p.m. cut-off time in order to provide the Fund’s portfolio managers enough time to adjust the Fund’s portfolio in response to primary market activity. The relevant disclosure will be revised as necessary.

* * *

Thank you for your comments. Please feel free to contact me at 215-564-8528 or, in my absence, Michael D. Mabry at 215-564-8011, if you have any additional questions or comments.

Very truly yours,

/s/ Joel D. Corriero

Joel D. Corriero